SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2013

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page

1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2013 – June 30, 2013) filed with the Tokyo Stock Exchange on Tuesday July 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 30, 2013	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President
ORIX Corporation

Consolidated Financial Results

April 1, 2013 – June 30, 2013

July 30, 2013

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: haruyasu_yamada@orix.co.jp

Consolidated Financial Results from April 1, 2013 to June 30, 2013

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Three Months Ended June 30, 2013

(1) Performance Highlights - Operating Results (Unaudited)

								(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2013	278,924	11.3%	55,295	50.2%	63,228	33.7%	45,007	29.4%
June 30, 2012	250,711	5.1%	36,814	10.2%	47,303	19.8%	34,773	49.6%

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥51,989 million for the three months ended June 30, 2013 (year-on-year change was a 182.2% increase) and ¥18,423 million for the three months ended June 30, 2012 (year-on-year change was a 9.6% increase).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2013	36.62	34.79
June 30, 2012	32.34	27.03

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes and Discontinued Operations.”
*Note 3:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Per share data has been adjusted retrospectively to reflect the stock split for the previous period presented.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2013	8,218,930	1,735,956	1,690,216	20.6%
March 31, 2013	8,439,710	1,687,573	1,643,596	19.5%

*Note 4:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.” “Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

Dividends Per Share
March 31, 2013	130.00

*Note 5:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. Regarding the fiscal period ended March 31, 2013, the actual amount of dividend per share prior to the stock split is shown.
*Note 6:	Dividend amount for the fiscal year ending March 31, 2014 has not yet been determined.

3. Targets for the Year Ending March 31, 2014 (Unaudited)

Fiscal Year	Total Revenues	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change	Basic Earnings Per Share
March 31, 2014	1,200,000	12.7%	135,000	20.6%	108.50

*Note 7:	“Operating Income” and “Income before Income Taxes and Discontinued Operations” are not disclosed as it is difficult to forecast “Discontinued operations, net of applicable tax effect.”
*Note 8:	The calculation of target results for net income attributable to ORIX shareholders per share has been calculated to reflect treasury stock of 13,902,900 shares disposed of in July 2013.

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( ) Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,264,218,210 as of June 30, 2013, and 1,248,714,760 as of March 31, 2013.

2. The number of treasury stock shares was 27,257,744 as of June 30, 2013, and 27,281,710 as of March 31, 2013.

3. The average number of outstanding shares was 1,229,189,315 for the three months ended June 30, 2013, and 1,075,217,220 for the three months ended June 30, 2012.

*Note 9:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for the previous period presented.

1. Summary of Consolidated Financial Results

(1) Analysis of Financial Highlights

Financial Results for the Fiscal Period Ended June 30, 2013

		Fiscal period ended June 30, 2012	Fiscal period ended June 30, 2013	Change	Year on Year Change
Total Revenues	(millions of yen)	250,711	278,924	28,213	11%
Total Expenses	(millions of yen)	213,897	223,629	9,732	5%
Income Before Income Taxes and Discontinued Operations	(millions of yen)	47,303	63,228	15,925	34%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	34,773	45,007	10,234	29%
Earnings Per Share
(Basic)	(yen)	32.34	36.62	4.28	13%
(Diluted)	(yen)	27.03	34.79	7.76	29%
ROE (Annualized)	(%)	10.0	10.8	0.8	—
ROA (Annualized)	(%)	1.68	2.16	0.48	—

Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
Note 2:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for the previous period presented.

Economic Environment

Although the global economy continues to carry downside risks such as decelerating growth in emerging countries and lingering uncertainties in European sovereign debt issues, we believe the risk of another serious global financial crisis is receding, with signs of improvement in the United States economy.

In the United States, private consumption has been firm on the back of increased wages and employment levels, and income and consumption in the retail sector are beginning to create a self-sustained healthy economic cycle. On the other hand, the Federal Open Market Committee (FOMC) is attracting market attention for pointing to the possibility of tapering quantitative easing (QE3) this year, although it decided to maintain the current fiscal policy back in June.

In Asia’s emerging economies, China is at a standstill due to policies restricting investment and India is also experiencing slower growth. In the ASEAN region, although high growth is continuing in comparison with developed nations, the growth rate is beginning to slowdown.

In Japan, although the rapid weakening of the yen and rise in share prices that continued from the beginning of the year has subsided for the moment, the domestic economy is continuing to show signs of a moderate recovery primarily due to the effect of various economic measures and monetary easing by the Bank of Japan. Moving forward, against a background of improving company results brought about by the weakening yen and increased public investment, we expect an increase in private consumption and improvement in the domestic employment environment.

Overview of Business Performance (April 1, 2013 to June 30, 2013)

Total Revenues for the three-month period ended June 30, 2013 (hereinafter “the first consolidated period”) increased 11% to ¥278,924 million compared to ¥250,711 million during the same period of the previous fiscal year. Compared to the same period of the previous fiscal year, operating lease revenues increased due to increases in auto leasing in Japan and aircraft leasing overseas; life insurance premiums and related investment income increased due to increases in the number of policies in force and related investment income; and other operating revenues increased mainly due to contributions from acquired companies, growth in environment and energy business and an increase in fee revenues. Meanwhile, real estate sales decreased compared to the same period of the previous fiscal year due to a decrease in the number of condominium units sold.

Total Expenses increased 5% to ¥223,629 million compared to ¥213,897 million during the same period of the previous fiscal year. Costs of operating leases and other operating expenses increased in line with an expansion in revenues, and selling, general and administrative expenses increased due to factors including corporate acquisitions. Meanwhile, interest expense decreased due to a decrease in the balance of liabilities; costs of real estate sales decreased due to a decrease in the number of condominium units sold; and write-downs of securities decreased mainly due to a decrease in write-downs recorded for non-marketable securities compared to the same period of the previous fiscal year.

Equity in net income of affiliates decreased compared to the same period of the previous fiscal year due to a decrease in profits from domestic equity-method affiliates and recognition of impairment losses regarding certain overseas equity-method affiliates.

As a result of the foregoing, income before income taxes and discontinued operations for the first consolidated period increased 34% to ¥63,228 million compared to ¥47,303 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 29% to ¥45,007 million compared to ¥34,773 million during the same period of the previous fiscal year.

Segment Information

Segment profits for the first consolidated period increased 24% to ¥65,253 million compared to ¥52,680 million during the same period of the previous fiscal year.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment

This segment is involved in lending, leasing and fee business.

In the first consolidated period, aided by the weakening yen, large domestic companies primarily in the manufacturing industry, such as automobile manufacturers, improved their revenues. In addition, there are signs of recovery in SMEs’ performance with the growing domestic demands resulting from increased public investments.

Segment assets decreased 2% to ¥873,205 million due to a decrease in the balance of installment loans offsetting an increase in investment in direct financing leases.

Direct financing lease revenues were solid due to an increase in average balance. On the other hand, installment loan revenues decreased in line with a decrease in the average balance of installment loans. As a result, segment revenues decreased 3% to ¥17,550 million compared to ¥18,093 million during the same period of the previous fiscal year.

As segment expenses increased compared to the same period of the previous fiscal year, segment profits decreased 19% to ¥4,935 million compared to ¥6,100 million during the same period of the previous fiscal year.

Maintenance Leasing Segment

This segment consists of automobile and rental operations. The automobile operations are comprised of automobile leasing, rentals and car sharing. The rental operations are comprised of leasing and rental of precision measuring and IT-related equipment.

In Japan, we are seeing movement toward renewed manufacturing activities and movement to restart investment that had been put on hold including upward revision of the capital investment plans of large companies. In such an environment, revenues have remained stable due to our ability to provide customers with high value-added services that meet corporate customers’ capital expenditure and cost reduction needs.

Segment revenues continued to progress steadily due to an increase in operating lease revenues, increasing 8% to ¥63,205 million compared to ¥58,437 million during the same period of the previous fiscal year. Segment expenses increased compared to the same period of the previous fiscal year due to an increase in the costs of operating leases in line with increased investment in operating leases.

As a result of the foregoing, segment profits increased 23% to ¥11,342 million compared to ¥9,247 million during the same period of the previous fiscal year.

Segment assets increased 4% compared to the end of the previous fiscal year to ¥620,945 million due to increases in both investment in operating leases and investment in direct financing leases.

Real Estate Segment

This segment consists of real estate development, rental and financing, facility operation, REIT asset management, and real estate investment advisory services.

The office building market in Japan is showing signs of recovery with the vacancy ratio falling below its peak and rent levels appearing to have bottomed out. In addition, foreign real estate funds are expanding their investment in Japanese office buildings under the favorable conditions of low interest rates and weakening yen.

Segment revenues decreased 18% to ¥46,542 million compared to ¥56,466 million during the same period of the previous fiscal year due to a decrease in real estate sales resulting from a decrease in the number of condominiums units delivered despite an increase in revenues from gains on sales of real estate under operating leases.

Segment expenses decreased compared to the same period of the previous fiscal year due to decreases in costs of real estate sales and write-downs of securities despite an increase in write-downs of long-lived assets.

In addition to the foregoing, due to recognition of gains from sales of real estate joint ventures, segment profits increased 201% to ¥5,545 million compared to ¥1,843 million during the same period of the previous fiscal year.

Segment assets decreased 4% compared to the end of the previous fiscal year to ¥1,063,453 million due to sales of rental properties, as well as decreases in installment loans and investment securities.

Investment and Operation Segment

This segment consists of environment and energy-related business, loan servicing, and principal investment.

In the environment and energy-related business in Japan, although the feed in tariff price for renewable energy was lowered, there has been no waning of investment in power generation business, including mega-solar projects.

There have also been signs of recovery in the stock market, including an increase in the number of IPOs for the third consecutive year with initial IPO prices of many companies exceeding their offering price.

Segment revenues increased 37% to ¥31,473 million compared to ¥23,009 million during the same period of the previous fiscal year due to an increase in gains on sales of investment securities and recognition of revenues from consolidated subsidiaries acquired after the same period of the previous fiscal year despite a decrease in installment loan revenues due to absence of revenues from large collections in the loan servicing business recorded during the same period of the previous fiscal year.

Similarly, segment expenses increased compared to the same period of the previous fiscal year due to recognition of costs concerning aforementioned consolidated subsidiaries.

On the other hand, equity in net income of affiliates decreased compared to the same period of the previous fiscal year.

As a result of the foregoing, segment profits remained relatively flat compared to the same period of the previous fiscal year at ¥10,699 million.

Segment assets increased 7% compared to the end of the previous fiscal year to ¥444,932 million due to increases in investment in operating leases and investment in affiliates despite a decrease in investment in securities and installment loans.

Retail Segment

This segment consists of life insurance operations, banking business and card loan business.

Segment revenues increased 28% to ¥51,227 million compared to ¥40,174 million during the same period of the previous fiscal year due to an increase in installment loan revenues, steady growth in insurance premium income as a result of an increase in the number of policies in force in the life insurance business and an increase in insurance-related investment income.

Segment expenses increased due to an increase in selling, general and administrative expenses as well as an increase in insurance related costs.

As a result of the foregoing, segment profits increased 28% to ¥17,223 million compared to ¥13,427 million during the same period of the previous fiscal year.

Segment assets remained relatively flat compared to the end of the previous fiscal year at ¥1,999,169 million due to increases in investment in securities and the balance of installment loans despite a decrease in investment in affiliates.

Overseas Business Segment

This segment consists of leasing, lending, investment in bonds, investment banking, and ship- and aircraft-related operations in the United States, Asia, Oceania and Europe.

In the United States, moderate recovery is continuing while private consumption and the residential markets are making gradual progress. In Asia, while growth in China and India has slowed slightly, in the ASEAN region, although high growth is continuing in comparison with developed nations, the growth rate is also beginning to slowdown.

Segment revenues increased 33% to ¥59,661 million compared to ¥45,004 million during the same period of the previous fiscal year due to an increase in gains on sales of investment securities in the United States, an increase in direct financing lease revenues in Asia, and also an increase in aircraft operating lease revenues.

Segment expenses increased compared to the same period of the previous fiscal year due to increases in selling, general and administrative expenses and costs of operating leases.

As a result of the foregoing, segment profits increased 35% to ¥15,509 million compared to ¥11,485 million during the same period of the previous fiscal year.

Segment assets increased 4% to ¥1,264,570 million compared to the end of the previous fiscal year due to increased investment in operating leases including aircrafts, investment in direct financing leases in Asia, investment in affiliates, in addition to the effects of weakened yen.

(2) Qualitative Information Regarding Consolidated Financial Condition

Financial Condition

			Fiscal Year Ended March 31, 2013	Fiscal Period Ended June 30, 2013	Change	Year on Year Change
Total Assets	(millions of yen	)	8,439,710	8,218,930	(220,780)	(3%)
(Segment Assets)			6,202,664	6,266,274	63,610	1%
Total Liabilities	(millions of yen	)	6,710,516	6,438,989	(271,527)	(4%)
(Long- and Short-term Debt)			4,482,260	4,209,143	(273,117)	(6%)
(Deposits)			1,078,587	1,097,272	18,685	2%
Shareholders’ Equity	(millions of yen	)	1,643,596	1,690,216	46,620	3%
Shareholders’ Equity Per Share	(yen)		1,345.63	1,366.43	20.80	2%

Note 1:	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.
Note 2:	On April 1, 2013, the Company implemented a 10-for-1 stock split of common stock held by shareholders registered on the Company’s register of shareholders as of March 31, 2013. The number of issued shares has been adjusted retrospectively to reflect the stock split for the previous period presented.

Total assets decreased 3% to ¥8,218,930 million from ¥8,439,710 million on March 31, 2013. Investment in direct financing leases increased due to robust new transactions in the Asian region, and investment in operating leases increased primarily due to completion of rental properties and increased aircraft leasing overseas. On the other hand, cash and cash equivalents decreased, while installment loans also decreased due to increased collection of loans. Segment assets increased 1% compared to March 31, 2013 to ¥6,266,274 million.

The balance of interest bearing liabilities is managed at an appropriate level with consideration to the situation of assets and liquidity on-hand in addition to the domestic and overseas financial environment. As a result, long-term and short-term debt decreased compared to March 31, 2013.

Shareholders’ equity increased 3% compared to March 31, 2013 to ¥1,690,216 million primarily due to an increase in retained earnings.

(3) Qualitative Information Regarding Targets for Consolidated Financial Results

Financial Highlights for the Fiscal Year Ending March 31, 2014

Based on the operating environment described above, ORIX targets total revenues of ¥1,200,000 million (up 12.7% year on year) and net income attributable to ORIX Corporation shareholders of ¥135,000 million (up 20.6% year on year) for the fiscal year ending March 31, 2014.

The Corporate Financial Services segment aims to further expand its customer base and increase small-sized quality assets by strengthening cooperation with the Group companies. At the same time, the segment aims to accelerate the “Finance + Services” strategy through the expansion of fee revenues by providing products and services that meet the customers’ energy and environment related demands.

The Maintenance Leasing segment aims to capture demand in growth areas in the rental business and increase new business volume and expand high value-added services in the auto business. In addition, this segment expects continued stable profits by continuing to promote operation streamlining and enhancing cost control.

The Real Estate segment aims to enhance its stable profit base by expanding fee business through the promotion of its real estate operating business and asset management business while continuing to turnover assets and reduce its asset balance.

The Investment and Operation segment aims to grow profits through the expansion of its environment and energy business, promotion of principal investments both in Japan and overseas, and pursuit of revenue opportunities by capitalizing on servicer expertise.

The Retail segment aims to grow profits by increasing card loan balances via the consolidated management of ORIX Bank and ORIX Credit, enhancing the agency network in the life insurance business, and increasing sales of first sector products, in addition to the third sector products in the life insurance business.

The Overseas Business segment aims to grow profits through enhancement of its fee business in the United States, expansion of its leasing asset balance in Asia, and promotion of aircraft investment.

In addition, ORIX expects profit contribution from the acquisition of asset management company Robeco Groep N.V. The Company aims to raise the level of service related revenues of the Group and expand its global business platform.

Although forward-looking statements in this document such as forecasts are attributable to current information available to the Company and are based on assumptions deemed reasonable by the Company, actual financial results may differ materially due to various factors. Therefore, readers are urged not to place undue reliance on these figures.

Various factors that could cause these figures to differ materially include, but are not limited to, those described under “Risk Factors” in the Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Others

(1) Changes in Significant Consolidated Subsidiaries

There is no corresponding item.

(2) Adoption of Simplified Accounting Method

There is no corresponding item.

(3) Changes in Accounting Principles, Procedures and Disclosures

There is no significant change from the description in Form 20-F filed on June 27, 2013.

(1) Condensed Consolidated Balance Sheets

(As of March 31, 2013 and June 30, 2013)

(Unaudited)

		(millions of yen)

Assets	March 31, 2013	June 30, 2013

Cash and Cash Equivalents	826,296	731,748
Restricted Cash	106,919	88,228
Time Deposits	8,356	4,734
Investment in Direct Financing Leases	989,380	1,010,140
Installment Loans	2,691,171	2,471,633

(The amount of ¥16,026 million of installment loans as of March 31, 2013 and ¥20,245 million of installment loans as of June 30, 2013 are measured at fair value by electing the fair value option under FASB Accounting Standards Codification 825-10.)

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(104,264)	(96,924)
Investment in Operating Leases	1,395,533	1,445,856
Investment in Securities	1,093,668	1,103,607

(The amount of ¥5,800 million of investment in securities as of March 31, 2013 and ¥7,128 million of investment in securities as of June 30, 2013 are measured at fair value by electing the fair value option FASB Accounting Standards Codification 825-10.)

Other Operating Assets	233,258	235,114
Investment in Affiliates	326,732	357,378
Other Receivables	196,626	208,479
Inventories	41,489	37,818
Prepaid Expenses	50,323	55,365
Office Facilities	108,757	109,435
Other Assets	475,466	456,319

Total Assets	8,439,710	8,218,930

Liabilities and Equity

Short-Term Debt	420,726	300,626
Deposits	1,078,587	1,097,272
Trade Notes, Accounts Payable and Other Liabilities	312,922	303,079
Accrued Expenses	121,281	99,770
Policy Liabilities	426,007	429,898
Current and Deferred Income Taxes	143,057	151,813
Security Deposits	146,402	148,014
Long-Term Debt	4,061,534	3,908,517

Total Liabilities	6,710,516	6,438,989

Redeemable Noncontrolling Interests	41,621	43,985

Commitments and Contingent Liabilities

Common Stock	194,039	199,401
Additional Paid-in Capital	229,600	234,820
Retained Earnings	1,305,044	1,334,055
Accumulated Other Comprehensive Income (Loss)	(36,263)	(29,281)
Treasury Stock, at Cost	(48,824)	(48,779)

Total ORIX Corporation Shareholders’ Equity	1,643,596	1,690,216

Noncontrolling Interests	43,977	45,740

Total Equity	1,687,573	1,735,956

Total Liabilities and Equity	8,439,710	8,218,930

	March 31, 2013	June 30, 2013
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains (losses) on investment in securities	28,974	28,677
Defined benefit pension plans	(9,587)	(9,652)
Foreign currency translation adjustments	(53,759)	(46,950)
Net unrealized gains (losses) on derivative instruments	(1,891)	(1,356)

	(36,263)	(29,281)

(2) Condensed Consolidated Statements of Income

(For the Three Months Ended June 30, 2012 and 2013)

(Unaudited)

		(millions of yen)

	Three Months ended June 30, 2012	Three Months ended June 30, 2013
Total Revenues:	250,711	278,924

Direct financing leases	13,385	14,242
Operating leases	71,671	81,219
Interest on loans and investment securities	38,856	37,286
Brokerage commissions and net gains on investment securities	6,943	7,550
Life insurance premiums and related investment income	32,481	37,518
Real estate sales	12,504	1,728
Gains on sales of real estate under operating leases	315	62
Other operating revenues	74,556	99,319

Total Expenses:	213,897	223,629

Interest expense	27,315	22,906
Costs of operating leases	46,282	52,812
Life insurance costs	21,839	23,964
Costs of real estate sales	13,402	5,093
Other operating expenses	42,834	52,575
Selling, general and administrative expenses	50,820	60,153
Provision for doubtful receivables and probable loan losses	1,214	2,348
Write-downs of long-lived assets	1,320	2,771
Write-downs of securities	9,208	688
Foreign currency transaction loss (gain), net	(337)	319

Operating Income	36,814	55,295

Equity in Net Income of Affiliates	7,376	3,974
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	3,113	3,959

Income before Income Taxes and Discontinued Operations	47,303	63,228

Provision for Income Taxes	12,617	21,545

Income from Continuing Operations	34,686	41,683

Discontinued Operations:
Income from discontinued operations, net	1,971	6,945
Provision for income taxes	(710)	(2,598)

Discontinued operations, net of applicable tax effect	1,261	4,347

Net Income	35,947	46,030

Net Income Attributable to the Noncontrolling Interests	476	354

Net Income Attributable to the Redeemable Noncontrolling Interests	698	669

Net Income Attributable to ORIX Corporation Shareholders	34,773	45,007

Note 1:	Pursuant to FASB Accounting Standards Codification 205-20 (“Presentation of Financial Statements—Discontinued Operations”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

(3) Condensed Consolidated Statements of Comprehensive Income

(For the Three Months Ended June 30, 2012 and 2013)

(Unaudited)

	Three Months ended June 30, 2012	(millions of yen) Three Months ended June 30, 2013
Net Income:	35,947	46,030

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	(845)	315
Net change of defined benefit pension plans	109	(65)
Net change of foreign currency translation adjustments	(18,808)	9,579
Net change of unrealized gains on derivative instruments	594	550
Total other comprehensive income (loss)	(18,950)	10,379

Comprehensive Income	16,997	56,409

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(718)	1,769

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(708)	2,651

Comprehensive Income Attributable to ORIX Corporation Shareholders	18,423	51,989

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)
	Three Months ended June 30, 2012		Three Months ended June 30, 2013		March 31, 2013	June 30, 2013
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	18,093	6,100	17,550	4,935	892,738	873,205
Maintenance Leasing	58,437	9,247	63,205	11,342	599,075	620,945
Real Estate	56,466	1,843	46,542	5,545	1,111,810	1,063,453
Investment and Operation	23,009	10,578	31,473	10,699	416,569	444,932
Retail	40,174	13,427	51,227	17,223	1,970,972	1,999,169
Overseas Business	45,004	11,485	59,661	15,509	1,211,500	1,264,570

Segment Total	241,183	52,680	269,658	65,253	6,202,664	6,266,274

Difference between Segment Total and Consolidated Amounts	9,528	(5,377)	9,266	(2,025)	2,237,046	1,952,656

Consolidated Amounts	250,711	47,303	278,924	63,228	8,439,710	8,218,930

Note 1:	The Company evaluates the performance of segments based on income before income taxes and discontinued operations, adjusted for results of discontinued operations, net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.
Note 2:	For certain VIEs used for securitization which are consolidated in accordance with ASC 810-10 (“Consolidations”), for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs.

2. Geographic Information

	(millions of yen)
	Three Months Ended June 30, 2012
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	200,633	28,828	24,557	(3,307)	250,711
Income before Income Taxes	36,933	5,078	7,263	(1,971)	47,303

	Three Months Ended June 30, 2013
	Japan	America*2	Other*3	Difference between Geographic Total and Consolidated Amounts	Consolidated Amounts
Total Revenues	213,602	43,757	31,210	(9,645)	278,924
Income before Income Taxes	44,575	18,605	6,993	(6,945)	63,228

Note 1:	Results of discontinued operations before applicable tax effect are included in each amount attributed to each geographic area.
*Note 2:	Mainly United States
*Note 3:	Mainly Asia, Europe, Oceania and Middle East

(6) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(7) Subsequent Events

On July 1, 2013, pursuing its growth ambitions in global asset management, the Company completed the acquisition of approximately 90.01% of the total issued shares of Robeco Groep N.V. (Head office: Rotterdam, the Netherlands, hereinafter, “Robeco”) from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Head office: Utrecht, the Netherlands). As a result, Robeco has become a consolidated subsidiary of the Company. The total acquisition cost was €1,937.74 million (Approximately ¥250.7 billion ) which was paid by means of €1,787.74 million ( Approximately ¥231.3 billion) in cash and €150 million (Approximately ¥19.4 billion) in Treasury Shares. There may be additional cash consideration depending on the performance results related to a certain asset management business in each year until December 2015.

The acquisition accounting has not been completed as of the date of this release.